

March 18, 2021

Jennifer Deason
Chief Executive Officer and President
Belong Acquisition Corp.
c/o Ledgewood PC
Two Commerce Square
2001 Market Street, Suite 3400
Philadelphia, PA 19103

> **Re: Belong Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2021**
> **File No. 333-253857**

Dear Ms. Deason:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note that in response to comment 1 you have revised your exclusive forum provision in Section 12.1 of your Amended and Restated Certificate of Incorporation to state that the "the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act," which is consistent with your disclosure on page 123 of your prospectus. However, this is not consistent with your risk factor disclosure on page 57, which continues to state that your exclusive forum provision will

not apply to suits brought to enforce any duty or liability created by the Securities Act. Please revise to address this discrepancy. In addition, as noted in comment 1, to the extent that your exclusive forum provision applies to actions arising under the Securities Act, please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

 You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551- 3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark Rosenstein